Exhibit 19.1

INSIDER TRADING POLICY

PART I—Purpose; Application, Etc.

Purpose

This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of Insteel Industries Inc. (the “Company”) and the handling of confidential information about the Company and other companies with which the Company engages in transactions or does business. The Company has adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (1) trading in securities of that company; or (2) providing material nonpublic information to other persons who may trade on the basis of that information.

Application of the Policy

This Policy is in three parts:

This Part I provides information regarding the purpose, application and administration of this Policy.

Part II of this Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.

Part III of this Policy, among other things, is intended to promote compliance with the requirements of Section 16 (and related rules and regulations) of the Securities Exchange Act of 1934, as amended (“Section 16”) that are applicable to the Company’s directors and “Section 16 Officers” (defined below), and thus applies only to Directors and Section 16 Officers of the Company.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not engage in transactions in Company Securities until that information has become public or is no longer material.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer.

Certification

Any person subject to this Policy may be required from time to time to certify his or her understanding of, and intent to comply with, this Policy.

Administration of the Policy

The Vice-President-Secretary of the Company shall serve as the Compliance Officer for the purposes of this Policy, and in the absence of such Compliance Officer, the Company’s Vice-President-Chief Financial Officer or another employee designated by the Compliance Officer shall be responsible for administration of this Policy.

PART II—Provisions Applicable to All Employees, Directors and Executive Officers

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans.”

2.	Recommend that others engage in transactions in any Company Securities;

3.

Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in any of the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;
•	A pending or proposed merger, acquisition or tender offer;
•	A pending or proposed acquisition or disposition of a significant asset;
•	A pending or proposed joint venture;
•	A Company restructuring;
•	Significant related party transactions;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	Bank borrowings or other financing transactions out of the ordinary course;
•	The establishment of a repurchase program for Company Securities;
•	A change in the Company’s pricing or cost structure;
•	Major marketing changes;
•	A change in senior management of the Company;
•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	Development of a significant new product, process, or service;

•	Pending or threatened significant litigation, or the resolution of such litigation;
•	Impending bankruptcy or the existence of severe liquidity problems;
•	The gain or loss of a significant customer or supplier;
•

A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or

•	The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, the Company’s website, or public disclosure documents filed with the SEC that are available on the SEC’s website.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until two full business days have passed after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday morning prior to the start of trading on the NYSE, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units (“RSUs”), or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or RSUs. The Policy does apply, however, to any market sale of the stock issued to you as a result of such vesting.

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from an election you have previously made to make periodic contributions of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (1) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company Securities fund; (2) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (3) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (4) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from an election you have previously made to make periodic contributions of money to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply to your sale of any Company Securities purchased pursuant to the plan.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Quarterly Trading Restrictions

Directors, officers and employees, as well as their Family Members or Controlled Entities, may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “Restricted Period” beginning three weeks prior to the end of each fiscal quarter and ending after two full business days have passed following the date of the public release of the Company’s earnings results for that quarter.

PART III—Provisions Applicable only to Directors and Section 16 Officers

Additional Requirements Relating to Directors and Section 16 Officers

Our directors and certain of our officers are also subject to additional requirements relating to their transactions in Company stock. At Insteel, the officers who are subject to the requirements of Section 16 are the officers who have been designated as “Executive Officers” as well as our Corporate Controller. We refer to this group of officers as our “Section 16 Officers.”

Of particular note, Section 16(a) requires that reports of transactions in our stock be filed with the SEC on Form 4 within two business days after any transaction. Previously, bona fide gifts were exempt from the two-day filing requirement, but effective in March, 2023, gifts of Company stock must now also be reported within two business days.

To ensure compliance with Section 16 reporting requirements and to help prevent an inadvertent violation of the federal securities laws, our policy regarding transactions in our stock by directors and Section 16 Officers includes the following requirements:

Mandatory Pre-clearance Procedure

Directors and Section 16 Officers, together with their immediate family members living in the same household, may not engage in any transaction involving Insteel stock (including a transaction such as an option exercise, a gift, or any other transfer) without first obtaining pre-clearance of the transaction from the Compliance Officer. The Vice President-Chief Financial Officer or Assistant Corporate Secretary are back-up contacts in the event that the Compliance Officer is unavailable to pre-clear a transaction. A request for pre-clearance should be submitted at least one day in advance of the proposed transaction.

Filing of Form 4

The Company will file Form 4 on behalf of directors and Section 16 Officers, but it is critical that the appropriate Company personnel receive transaction details promptly so that the necessary filing can be made within the two-day time limit. Transaction details should be e-mailed to the Vice-President-Secretary and the Assistant Secretary. If a director or Section 16 Officer relies on his or her broker to provide the Company with transaction details, it remains the responsibility of the director or Section 16 Officer to ensure the details are received.

Late filing of a Form 4 is a violation of the securities laws that must be disclosed in the Company’s proxy statement. Although one or two late filings will not normally lead to enforcement action, the SEC has recently taken such action where it perceives a pattern of late filing by an individual.

Filing of Form 144

Form 144 is a “Notice of Proposed Sale of Securities” that is typically filed by the broker on behalf of the director or executive officer. The form should be filed with the SEC prior to a proposed sale of Insteel shares, and unlike Form 4, is filed by the broker (on behalf of the director or executive officer) rather than an Insteel representative. Beginning April 13, 2023, certain Form 144 filings must be made on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. If the broker for a director or executive officer needs the access codes for the individual’s EDGAR account to file a Form 144, the codes can be obtained from the Vice President-Secretary or from the Assistant Secretary. It remains the responsibility of Insteel directors and executive officers to ensure that their Form 144 is filed by their broker in advance of any sale of our stock.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct raised by certain types of transactions. It therefore is the Company’s policy that directors and Section 16 Officers may not engage in any of the following transactions:

Short-Term Trading. Any director or Section 16 Officer of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Short Sales. A “short sale” of securities is a sale of a security that the seller does not own. Section 16(c) of the Exchange Act prohibits directors and Section 16 Officers from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director or Section 16 Officer is trading based on material nonpublic information and focus such individual’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director or Section 16 Officer to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director or Section 16 Officer may no longer have the same objectives as the Company’s other shareholders. Therefore, directors and Section 16 Officers are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors and Section 16 Officers are discouraged from entering into such arrangements and may do so only after notifying the Compliance Officer and receiving approval to proceed.

Standing and Limit Orders. Standing and limit orders create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director or Section 16 Officer is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a director or Section 16 Officer determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined above under the heading “Mandatory Pre-clearance Procedure.”

Rule 10b5-1 Plans

Rule 10b5-1 Plans are plans that some brokers promote whereby sales of Company Securities would be made pursuant to a pre-existing plan. The SEC has recently engaged in substantial rulemaking relating to Rule 10b5-1 Plans, and those rules impose additional conditions and restrictions on the terms and use of such plans, as well as imposing on the Company additional compliance and disclosure obligations with respect a Rule 10b5-1 Plan entered into by a person subject to this Policy. Accordingly, directors and Section 16 Officers may not enter into a Rule 10b5-1 Plan unless such plan meets certain conditions specified in SEC rules and regulations, and the person has received pre-approval of the plan from the Compliance Officer. Pre-approval of a Rule 10b5-1 Plan may require significantly more time than the normal pre-clearance of trades under this Policy. In the event you have a Rule 10b5-1 Plan in effect with respect to Company Securities at the time you become a director or Section 16 Officer, you must immediately disclose such Rule 10b5-1 Plan to the Compliance Officer.